For the period ended (a) December 31, 1998
File number (c) 811-5594

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The Prudential Structured Maturity Fund, Inc. accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease paid-in capital and decrease accumulated net realized loss by $546 due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.